CONTRACT OF SALE

This Contract of Sale ("<u>Contract</u>") is made to be effective as of the later of the dates upon which this Contract has been signed by Seller or Buyer, as indicated on the signature pages below (the "<u>Effective Date</u>"), by and between VILLAGE POINT INVESTORS, L.P., a Texas limited partnership ("<u>Seller</u>"), and HARTMAN XX LIMITED PARTNERSHIP, a Texas limited partnership ("<u>Buyer</u>").

RECITALS:

A.   Seller is the current owner of the Property (hereafter defined).

B.   Seller desires to sell, and Buyer desires to purchase, the Property upon the terms and subject to the conditions set forth herein.

AGREEMENT:

In consideration of the mutual covenants, conditions and promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed by and between Seller and Buyer as follows:

ARTICLE I

AGREEMENT OF PURCHASE AND SALE

1.1   <u>Property</u>. Subject to those provisions to follow, Seller agrees to sell, and Buyer agrees to buy, the following described property (hereinafter referred to collectively as the "<u>Property</u>"):

(a)   <u>Land</u>. That certain tract of land situated in Bexar County, Texas, commonly known as 15665 – 15693 San Pedro Avenue, San Antonio, Texas, more fully described in <u>Exhibit A</u> attached hereto and made a part hereof for all purposes and all oil, gas, minerals, water and water rights pertaining thereto (collectively referred to as the "<u>Land</u>");

(b)   <u>Rights and Appurtenances</u>. All rights, titles and interests of Seller, if any, in and to all rights and appurtenances pertaining to the Land, including but not limited to all streets, roads, alleys, easements, rights of way, rights of ingress and egress, vehicle parking rights and public places, existing and proposed, abutting adjacent, used in connection with or pertaining to the Land; any strips or gores of real property between the Land and abutting or adjacent properties; and all appurtenances and all reversions and remainders in or to the Land (provided that if Seller or an affiliate of Seller owns property across from the Land and abutting any such adjacent roads, alleys, easements, streets and rights-of-way, and strips and gores, then such right, title and interest therein shall extend only to the midpoint of any such adjacent roads, alleys, easements, streets, rights-of-way and strips and gores).

(c)   Improvements. All buildings, improvements, structures and fixtures located on the Land (the "Improvements");

(d)   Personalty. All mechanical systems and equipment (including but not limited to compressors and engines; electrical systems, fixtures and equipment; plumbing fixtures, systems and equipment; heating fixtures, systems and equipment; air conditioning fixtures, systems and equipment); and all other machinery, equipment, fixtures and personal property of every kind and character owned by Seller and located in or on or used in connection with the Land or the Improvements or the operations thereon ("Personalty");

(e)   Intangible Property. All of Seller's right, title and interest in all intangible personal property related to the Land and the Improvements, including, without limitation: the plans and specifications and other architectural and engineering drawings for the Improvements, warranties, governmental permits, approvals and licenses, if any (the "Intangible Personal Property"); and

(f)   Leases. Seller's interest in all leases and rental agreements with tenants occupying or having the right to occupy space situated on the Land or in the Improvements or otherwise having rights with regard to use of the Land or the Improvements ("Leases"), and all security deposits, if any, held in connection with the Leases.

ARTICLE II

CONSIDERATION

2.1   Purchase Price. The Purchase Price (herein so called) to be paid by Buyer to Seller for the Property is $7,100,000.00.

2.2   Earnest Money and Independent Consideration. Within three (3) Business Days after the Effective Date, Buyer shall deliver by wire transfer or other immediately available funds the sum of $500,000.00 and all interest accrued thereon (the "Earnest Money") to Independence Title Company, 18615 Tuscany Stone, Suite 150, San Antonio, Texas 78258, Attention: Karen M. Prevou ("Title Company"). The Earnest Money shall thereafter be held by the Title Company in escrow in an interest bearing account to be applied or disbursed as herein provided. Notwithstanding the foregoing and anything in this Contract to the contrary, $100.00 of the Earnest Money shall be non-refundable in all circumstances and shall constitute consideration paid by Buyer to Seller for Buyer's Review Period (hereafter defined) (the "Independent Consideration"). Seller and Buyer hereby mutually acknowledge and agree that the Independent Consideration represents adequate bargained for consideration for Seller's execution and delivery of this Contract and Buyer's right to inspect the Property pursuant to the terms of this Contract. The Independent Consideration is independent of any other consideration or payment provided for in this Contract and is nonrefundable in all events. Notwithstanding anything contained in this Contract to the contrary, if Buyer's Review Period has expired and Buyer has not timely terminated this Contract pursuant to Section 8.11, then the Earnest Money will be non-refundable to Buyer except in the event of Seller default as provided in Section 8.1 or pursuant to Section 8.12. If the purchase and sale hereunder is consummated in accordance with the terms and provisions hereof, the Earnest Money shall be applied to the Purchase Price at the Closing. In all other events, the Earnest Money shall be disposed of by the Title Company as herein provided. The term "Business Days" as used in this Contract means Mondays through Fridays except legal holidays (either state or federal) in San Antonio, Texas.

2.3 Payment of Purchase Price. The Purchase Price shall be payable at the Closing by Buyer less credits, prorations and offsets as set forth herein, to the Title Company in immediately available funds for payment by the Title Company to Seller at the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Seller. Seller represents and warrants to Buyer that as of the Effective Date and the Closing Date (hereafter defined):

(a) Seller is a limited partnership, duly organized, validly existing and in good standing under the laws of the state of Texas with authority to convey the Property to Buyer. This Contract is, and all documents required by this Contract to be executed and delivered to Buyer at closing will be, duly authorized, executed and delivered by Seller.

(b) There is no action, suit, claim or litigation proceeding pending or, to Seller's actual, current knowledge, threatened against or relating to Seller or any of the Property or that might affect Seller's ability to perform its obligations under this Contract.

(c) Seller has not received any written notice of, and has no actual current knowledge of, any pending or threatened condemnation, change of zoning, assessment or similar proceeding affecting the Property or any part thereof.

(d) Seller has not received any written notice of, and has no actual, current knowledge of, any violation of any restrictive covenant, or any ordinance, regulation, law or statute of any governmental agency, pertaining to the Property.

(e) Seller is fully authorized to sell the Property without the joinder of any other person or entity and has good and indefeasible fee simple title to the Property free of any liens, security interests, exceptions, conditions or encumbrances except as will be disclosed in the Commitment (hereafter defined).

(f) Seller's performance of this Contract will not cause a breach of any other agreement or obligation to which Seller is a party or to which it is bound or violate any provision of law or any order of any court or agency of government.

(g) Seller has not received written notice from any governmental authority of any violation at the Property of laws relating to Hazardous Materials (hereafter defined) which violation remains uncured. For purposes of this Contract, the term "Hazardous Materials" shall mean (a) any toxic substance or hazardous waste, hazardous substance or related hazardous

CONTRACT OF SALE - Page 3

material; (b) asbestos in any form which is or could become friable, urea formaldehyde foam insulation, transformers or other equipment which contain dielectric fluid containing levels of polychlorinated biphenyls in excess of presently existing federal, state or local safety guidelines, whichever are more stringent; and (c) any substance, material or chemical which is defined as or included in the definition of "hazardous substances", "toxic substances", "hazardous materials", "hazardous wastes" or words of similar import under any federal, state or local statute, law, code, or ordinance or under the regulations adopted or guidelines promulgated pursuant thereto, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. §9061 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. §1801, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq.; and the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq., provided, however, that the term "Hazardous Material" shall not include (x) motor oil and gasoline contained in or discharged from vehicles not used primarily for the transport of motor oil or gasoline, (y) mold or (z) materials which are stored or used in the ordinary course of operating the Property (or any portion thereof).

(j)   Occupancy. To the current actual knowledge of Seller, except for persons occupying or having the right to occupy the Property under the Leases identified on Exhibit E (the "Lease Exhibit"), and except for persons occupying or having a right to occupy any part of the Property under subleases, license agreements or other occupancy agreements to which Seller is not a party, there are no persons in possession or occupancy of the Property, or any part thereof nor any persons who have possessory rights with respect to the Property or any part thereof that will continue after Closing.

(k)   Leases.   There are no space leases, licenses or other occupancy agreements affecting any portion of the Property to which Seller is a party that will be binding upon Buyer after the Closing, other than the Leases. To the current actual knowledge of Seller, the Leases described on the Lease Exhibit are in full force and effect and have not been amended except as set forth in the Lease Exhibit, and the Lease Exhibit is true and correct in all material respects. Except as set forth in the Lease Exhibit, Seller has not (i) delivered to any tenant a written notice of default under the Leases identified on the Lease Exhibit, (ii) received any written notice from any tenant under the Leases identified on the Lease Exhibit asserting (X) any default under the Leases, or (Y) any claim of offset or other defense in respect of its or Seller's obligations under the Leases.

(l)   Contracts. Seller has no knowledge of any Contracts to which Seller is a party or is bound affecting any portion of the Property that will be binding upon Buyer after the Closing. As used in this Contract, "Contracts" shall be deemed to mean, collectively, (i) all maintenance, service and supply contracts, and equipment leases pertaining to the Property, and (ii) leasing or other brokerage commission agreements pertaining to the Property. Except for any costs, commissions or other compensation which will be paid by Seller (and which Seller covenants and agrees to pay), no tenant improvement costs, brokerage or leasing commissions or other compensation is or will be due or payable to any person, firm, corporation or other entity with respect to or on account of the Leases identified on the Lease Exhibit.

(m)   No Insolvency. Seller is not a debtor in any state or federal insolvency, bankruptcy or receivership proceeding.

(n)   Non-Foreign Person. Seller is not a "foreign person" as defined in Section 1445 of the Internal Revenue Code, as amended (the "Code").

(o)   Certificate of Occupancy. Seller has not received any written notice of suspension or cancellation of any certificates of occupancy applicable to the Property.

(p)   Liens. There are no claims pending or unpaid bills which would result in the creation of any lien on the Property for any improvements completed or in progress and ordered by Seller, including, but not limited to, water, sewage, street paving, electrical or power improvements, but not including any work ordered, authorized, or performed by any tenant. There are no delinquent bills or claims in connection with any repair of the Property or other work or material purchased by Seller in connection with the Property which will not be paid by or at the Closing.

(q)   OFAC. Neither Seller, nor, to Seller's knowledge, any of its affiliates, nor any of their respective employees, officers, directors or other agents acting in any capacity in connection with the transaction contemplated by this Contract is or will be (i) a person or entity with whom U.S. persons or entities are restricted from doing business under regulations of the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), or under any similar statute, executive order or other similar governmental action, including those named on OFAC's Specially Designated and Blocked Persons List; (ii) dealing in, or otherwise engaging in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224 dated September 24, 2001, relating to "Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism"; or (iii) engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempting to violate, any of the prohibitions set forth in any U.S. anti-money laundering law.

As used in this Section 3.1, all references to "Seller's knowledge" or any similar phrases shall mean the actual current (and not constructive) knowledge of Ryan Harrison, who shall not have any personal liability in connection with any representations and warranties of Seller.

3.2   Buyer's Representations and Warranties. In order to induce Seller to enter into this Contract, Buyer represents and warrants to Seller that as of the Effective Date and the Closing Date:

(a)   This Contract has been duly authorized, executed, and delivered by, and is binding upon, Buyer, and each agreement, instrument and document herein provided to be executed by Buyer on the Closing Date will be duly authorized, executed, and delivered by, and be binding upon, Buyer, and enforceable against Buyer in accordance with its terms.

(b)   Buyer is a Texas limited partnership, duly organized, validly existing, and in good standing under the laws of the State of Texas and is duly authorized and qualified to do all things required of it under this Contract.

3.3   Survival. The representations, warranties, covenants and agreements contained in this Article III shall survive the Closing for a period of six (6) months.

ARTICLE IV

TITLE AND SURVEY

4.1   Survey. Within ten (10) days after the Effective Date, Buyer shall cause to be prepared and furnished to Seller and the Title Company either a new survey or an update to the existing survey provided by Seller to Buyer (in either case, the "Survey") of the Property, prepared by a duly licensed Texas land surveyor ("Surveyor") in accordance with the 2016 Minimum Standard Details Requirements for ALTA/NSPS Land Title Surveys sufficient to modify the "survey exception" in the Commitment to read "shortages in area". If necessary, the metes and bounds description of the Property as reflected in the Survey shall be substituted for the description set forth in Exhibit A attached hereto and shall be the legal description of the Land to be contained in the Deed to be delivered by Seller to Buyer at the Closing; the parties agree that no inadequacies or inaccuracies in the legal description to the Land as set forth in Exhibit A shall constitute a basis for challenging the enforceability of this Contract. The Surveyor shall certify to Seller, Buyer and the Title Company that (a) the Survey was made on the ground of the Property; (b) that all exceptions shown in the Commitment (and referring to the number of the Commitment) are shown on the Survey by volume and page of recording, if available; (c) that the Survey is correct; (d) that there are no visible discrepancies, conflicts, encroachments, overlapping of improvements, fences, evidence of abandoned fences, lakes, ponds, creeks, streams, rivers, easements, overlapping of easements, roads or rights-of-way except as are shown on the Survey; (e) whether any part of the Property is located within a flood plain or flood prone area; and (f) that the Survey is a true, correct and accurate representation of the Property. If the Closing occurs or if Buyer terminates this Contract pursuant to Article IVA or Section 7.1, Seller will reimburse Buyer for a portion of the cost of the Survey not to exceed $3,100.00. If Seller terminates this Contract pursuant to Section 7.2 or if Buyer terminates this Contract other than pursuant to Article IVA or Section 7.1, Buyer will pay the entire cost of the Survey.

4.2   Commitment. Within ten (10) days after the Effective Date, Seller shall, at Seller's sole cost and expense, cause to be furnished to Seller and Buyer by the Title Company a Commitment for Title Insurance ("Commitment") issued by the Title Company on behalf of Chicago Title Insurance Company setting forth the state of title to the Property and all exceptions, including easements, restrictions, rights-of-way, covenants, reservations and other conditions, if any, affecting the Property. Along with such Commitment, Seller shall also cause the Title Company to furnish Buyer with true, legible copies of all documents ("Title Documents") affecting the title to the Property.

4.3   Review of Survey and Commitment; Buyer's Objections; Seller's Obligations to Cure Buyer's Objections. In the event any exceptions appear in such Commitment, Title Documents or Survey that are unacceptable to Buyer, then Buyer shall, within ten (10) days after Buyer's receipt of the last of such Survey, Commitment and Title Documents (such period, "Buyer's Objection Period"), notify Seller in writing of such fact. Seller may, at Seller's option, attempt to eliminate or modify such unacceptable exceptions to the reasonable satisfaction of Buyer. If Seller is unable or unwilling to cure such objections within five (5) days after Seller's receipt of Buyer's objections ("Seller's Cure Period"), Buyer may, as Buyer's sole remedies: (a) terminate this Contract and receive an immediate refund of the Earnest Money if Buyer gives to Seller written notice of termination of this Contract within three (3) Business Days after the expiration of Seller's Cure Period; or (b) accept such title as Seller can deliver without adjustment to the Purchase Price. If Buyer does not terminate this Contract within three (3) Business Days after the expiration of Seller's Cure Period, Buyer shall be deemed to have accepted Seller's title and to have waived Buyer's right to terminate this Contract under this Section 4.3. Except as expressly set forth in this Contract, any exceptions to title to which Buyer does not object within Buyer's Objection Period or to which Buyer objects but are accepted or waived or deemed to have been accepted or waived by Buyer shall be deemed to be "Permitted Exceptions." Notwithstanding the foregoing or anything else in this Contract to the contrary, prior to the Closing, Seller shall, at its sole cost and expense, satisfy and remove from title any (a) deeds of trust on the Property securing loans made to Seller, (b) delinquent real property taxes and assessments, and (c) mechanics' liens, judgment liens, or other monetary liens caused or allowed by Seller (collectively, "Mandatory Cure Items"), and in no event shall Mandatory Cure Items constitute Permitted Exceptions.

4.4   Title Policy. On the Closing Date, Seller shall cause the Title Company to deliver to Buyer an Owner's Policy of Title Insurance ("Title Policy") (in form prescribed by the Texas Department of Insurance) in the full amount of the Purchase Price, insuring Buyer's fee simple title to the Property subject only to: (i) the Permitted Exceptions, (ii) an exception for standby fees and taxes for the calendar year in which the Closing occurs and subsequent years, and including (at the expense of Buyer) all title endorsements, affirmative insurance and modifications to the base form of title policy agreed to by the Title Company prior to the expiration of Seller's Cure Period.

ARTICLE IVA

CONDITIONS TO CLOSING

4.1A.   Conditions for Buyer's Benefit. The obligations of Buyer to consummate the sale contemplated by this Contract are subject to the following conditions, any of which, if not fulfilled by Closing or as otherwise provided herein, shall entitle Buyer (at its option) to terminate this Contract by written notice to Seller given prior to or at the Closing:

4.1A.1 Seller shall have timely complied in all material respects with its obligations hereunder.

4.1A.2 The transactions contemplated under this Contract to be effected on the Closing Date shall not have been restrained or prohibited by any injunction or order or judgment rendered by any court or other governmental agency of competent jurisdiction and no proceeding shall have been instituted and be pending in which any creditor of Seller seeks to restrain such transactions or otherwise to attach any of the Property.

4.1A.3 All representations and warranties expressly made by Seller herein shall have been and remain truthful in all material respects as of the Closing Date, as if such representations and warranties had been made as of the Closing Date.

4.1A.4 On the Closing Date, no change shall have occurred, without Buyer's written consent, in the state of title matters disclosed in the Commitment and the Survey, and the Title Company shall be in a position to issue the Title Policy as set forth in Section 4.4 hereof. In addition, Seller shall have cured (or at Closing will cure) the Mandatory Cure Items and any objections timely made by Buyer in writing to Seller and which Seller has agreed in writing prior to the expiration of Seller's Cure Period to cure.

4.1A.5 On the Closing Date, there shall be no judicial, quasi-judicial, administrative or other proceeding pending or threatened, (i) to recover title to the Property, or any part thereof or any interest therein, (ii) to take by eminent domain any part of or interest in the Property, (iii) to enjoin a violation concerning the Property of any law, rule, regulation, restrictive covenant or zoning ordinance that may be applicable to the Property, or (iv) which might adversely affect the validity of the current zoning of the Property or any variances or special uses currently in effect.

4.1A.6 On the Closing Date, Seller shall not (i) be insolvent, (ii) have made a transfer in fraud of creditors, (iii) have made an assignment for the benefit of creditors or (iv) have filed a petition for relief under the Federal Bankruptcy Code or any other present or future federal or state insolvency, bankruptcy or similar law (all of the foregoing hereinafter collectively called "Applicable Bankruptcy Law"), nor shall an involuntary petition for relief have been filed against Seller under any Applicable Bankruptcy Law and not been dismissed, nor shall any order for relief naming Seller have been entered under any Applicable Bankruptcy Law, nor shall any composition, rearrangement, extension, reorganization or other relief of debtors now or hereafter existing have been requested or consented to by Seller.

4.1A.7 On the Closing Date, neither (i) a receiver nor a trustee nor a custodian shall have been appointed for, or shall have taken possession of, all or substantially all of the assets of Seller or any of the Property, either in a proceeding brought by Seller or in a proceeding brought against Seller or (ii) the Property nor any part thereof or any interest therein shall have been taken on execution or other process of law in any action against Seller.

4.1A.8 Buyer shall have received estoppel certificates (each, a "Tenant Estoppel Certificate") from no less than 75% of the total occupied space, provided, however, Seller may partially satisfy this condition by providing Seller estoppel certificates for the JK Fitness and C&C Ballroom Dance Leases. Each Tenant Estoppel Certificate shall be in form and substance reasonably satisfactory to Buyer and, except for any Seller estoppel certificates provided by Seller hereunder, the tenant under each Lease. Seller shall use commercially reasonable efforts to obtain such Tenant Estoppel Certificates, which certificates shall be substantially in the form attached hereto as Exhibit F (or in the form, if any, prescribed in the applicable Lease). Seller shall provide all required Tenant Estoppel Certificates to Buyer no later than 30 days prior to Closing.

Notwithstanding anything to the contrary contained in this Contract, if any one of the above conditions is not satisfied, Buyer may, at its option, waive such condition or Buyer may, as Buyer's sole and exclusive remedy (unless the failure of such condition is as a direct result of the default (including the breach of a representation or warranty) by Seller under this Contract, in which event Buyer may have the remedies provided under Section 7.1 hereof), terminate this Contract by written notice thereof to Seller in accordance with the terms hereof, in which event the Earnest Money shall be paid to Buyer and the parties shall have no further obligation to the other under this Contract except for those which expressly survive termination of this Contract.

ARTICLE V

CLOSING

5.1   Date and Place of Closing. The Closing (herein so called) shall take place at the Title Company. The Closing Date (herein so called) shall be on the date which is thirty (30) days after the expiration of Buyer's Review Period. Notwithstanding the foregoing, Buyer may extend the Closing Date by 30 (Thirty) days by notifying Seller and making an additional Twenty-Five Thousand and 00/100 Dollars ($25,000.00) deposit with the Title Company on or before three (3) days before the Closing Date such deposit to be deemed non-refundable for all purposes under this Agreement.

5.2   Items to be Delivered at the Closing.

(a)   By Seller. At the Closing, Seller shall deliver to Buyer, or cause the Title Company to deliver to Buyer, at Seller's sole cost and expense (except as indicated otherwise below), each of the following items:

(i)   The Title Policy (except that Buyer shall pay for the cost of any title endorsements or affirmative insurance or modifications to the base form of title policy required by Buyer);

(ii)   A special warranty deed ("Deed"), duly executed and acknowledged by Seller, and in the form of Exhibit B, attached hereto and made a part hereof, conveying good and indefeasible fee simple title to the Property to Buyer, subject only to the Permitted Exceptions;

(iii)   Two (2) counterparts of a Bill of Sale and Assignment ("Bill of Sale") as to the Personalty and Intangible Personal Property in the form of Exhibit C attached hereto and made a part hereof, duly executed by Seller;

(iv)   Two (2) counterparts of an Assignment and Assumption of Leases ("Assignment of Leases") in the form of Exhibit D attached hereto and made a part hereof, duly executed by Seller;

(v)   A non-foreign affidavit pursuant to Section 1445 of the Code;

(vi)   All original Leases applicable to the Property;

(vii)   To the extent in Seller's possession, all keys and security codes to all Improvements located on the Property, combinations to safes thereon, and security devices therein;

(viii)   All books and records at the Property held by or for the account of Seller, including, without limitation, (i) plans and specifications, (ii) originals all documents in the possession and/or control of Seller relating exclusively to the use and/or operation of the Property, including, without limitation, all permits, licenses, approvals, guaranties and warranties;

(ix)   A notice to each of the tenants under the Leases (collectively, the "Tenant Notices") in the form attached hereto as Exhibit G, advising tenants under the Leases of the sale of the Property to Buyer and directing them to make all payments to Buyer or its designee, which Tenant Notices Seller shall, at Seller's sole cost and expense, either mail by certified mail return receipt requested or hand-deliver to each of the tenants under the Leases;

(x)   As to any warranties for materials and workmanship with respect to the Improvements that are assignable (e.g. roof, HVAC, parking lot, etc.) in Seller's possession or control (the "Warranties"), copies thereof. Following the Closing, to the extent assignable, and at no cost or expense to Seller or Buyer, Seller shall cooperate with Buyer as to effectuate a transfer of the Warranties to Buyer. The obligation of Seller set forth in the immediately preceding sentence of this Section 5.2(a)(xi) shall survive the Closing and not be merged in the Deed;

(xi)   Evidence reasonably satisfactory to the Title Company and Buyer of Seller's authority to consummate this transaction; and

(xii)   A settlement statement consistent with the provisions of this Contract prepared by the Title Company and reasonably approved by Seller and Buyer (the "Settlement Statement").

(b)   By Buyer.   At the Closing, Buyer shall deliver to Seller each of the following items:

(i)   The Purchase Price in cash or other immediately available funds;

(i)   Two (2) counterparts of the Bill of Sale, duly executed by Buyer;

(ii)   Two (2) counterparts of the Assignment of Leases, duly executed by Buyer;

(iii)   Evidence reasonably satisfactory to the Title Company and Seller of Buyer's authority to consummate this transaction; and

(iv)   The Settlement Statement.

5.3   Possession.   Possession of the Property shall be delivered to Buyer by Seller at the Closing subject only to the Permitted Exceptions and the rights of tenants under the Leases.

5.4   Termination of Contracts. Prior to the Closing, Seller shall terminate all Contracts and management agreements applicable to the Property (unless Buyer has notified Seller prior to the expiration of Buyer's Review Period that it wishes to maintain any such agreements) and shall terminate all leasing commission agreements applicable to the Property.

ARTICLE VI

CLOSING COSTS AND PRORATIONS

6.1   Prorations. The following provisions shall govern the adjustments and prorations that shall be made at Closing and the allocation of income and expenses from the Property between Seller and Buyer. Except as expressly provided in this Article VI, all items of operating revenue and operating expenses of the Property, with respect to the period prior to 11:59 p.m. local time (the "Cut-off Time") at the Property on the day preceding the Closing Date, shall be for the account of Seller and all items of operating revenue and operating expenses of the Property with respect to the period from and after the Cut-off Time, shall be for the account of Buyer. Without limitation on the foregoing the following shall be prorated as of the Cut-off Time:

6.1.1   All real estate taxes, water charges, sewer rents, and assessments on the Property on the basis of the calendar year for which assessed. If any assessments on the Property are payable in installments, then the installment for the current period shall be prorated (with Buyer assuming the obligation to pay any installments due after the Closing Date).

6.1.2   Subject to this Section 6.1.2, all fixed rent and regularly scheduled items of additional rent under the Leases, and other tenant charges if, as and when received. Seller shall provide a credit in an amount equal to all prepaid rentals received by Seller for periods after the Closing Date and all refundable cash security deposits (to the extent the foregoing were made by tenants under the Leases and are not applied or forfeited prior to the Closing Date) to Buyer on the Closing Date. Seller shall deliver to Buyer at Closing any tenant security deposits which are held in the form of letters of credit together with any transfer document required by the issuer. Seller shall provide a credit in an amount equal to all tenant improvement or similar allowances not yet disbursed to any tenant under the Leases. Rents which are delinquent as of the Closing Date shall not be prorated on the Closing Date. Buyer shall include such delinquencies in its normal billing for a period of three (3) months after the Closing Date and will endeavor to collect such delinquencies, but without being obligated to institute litigation, declare a Lease default or otherwise incur any cost or liability. To the extent Buyer receives rents on or after the Closing Date, such payments shall be applied first to the rents for then current month, second to any rents that shall then be due and payable to Buyer, third to any unpaid rents for the month in which the Closing occurs, and fourth to any delinquent rents owed to Seller, with Seller's share thereof being held by Buyer in trust for Seller and promptly delivered to Seller by Buyer.

6.1.3   Tenants are obligated to pay, as additional rent, certain escalations in base rent and pass-throughs of operating and similar expenses pursuant to the terms of the Leases (collectively, "Additional Rents"). As to any Additional Rents that are based on estimates and that are subject to adjustment or reconciliation pursuant to the Leases after the Closing Date, Seller shall perform, within ninety (90) days after the Closing Date, an estimated reconciliation for the portion of calendar year 2016 ending on the Closing Date, with respect to Additional Rents received for such period from tenants and the underlying operating expenses to which they relate. Promptly after the reconciliation is completed, any discrepancy in the proration of Additional Rent and/or the underlying operating expenses resulting from such reconciliation shall be promptly corrected and the proper party reimbursed. All amounts received by Buyer as interim payments of Additional Rents after the Closing Date, including delinquent rents owed as of the Closing Date, shall be used in the reconciliation outlined in the preceding sentence. Delinquent rents owed Seller as of the Closing Date shall be paid to Seller, to the extent provided in Section 6.1.2 above.

6.1.4 Any prepaid items, including, without limitation, fees for licenses which are transferred to Buyer at the Closing and any annual permit and inspection fees.

6.1.5 All operating expenses and other items as are customarily apportioned between sellers and purchasers of real estate of a type similar to the Property and located in the same geographic area as the Property, including, without limitation, property owners' association fees. Except with respect to items prorated at Closing, Seller shall be responsible for payment of any and all bills or charges incurred by Seller prior to the Closing Date for work, services, supplies or materials, and Buyer shall be responsible for payment of any and all bills or charges prorated at Closing and/or incurred after the Closing Date for work, services, supplies or materials.

6.2 Post-Closing Adjustment. If any of the items described in Section 6.1 hereof cannot be apportioned at the Closing because of the unavailability of information as to the amounts which are to be apportioned, such items shall be apportioned as soon as practicable after the Closing Date. If the Closing shall occur before a real estate tax rate or assessment is fixed for the tax year in which the Closing occurs, the apportionment of taxes at the Closing shall be upon the basis of the tax rate or assessment for the preceding fiscal year applied to the latest assessed valuation. Promptly after the new tax rate or assessment is fixed, the apportionment of taxes or assessments shall be recomputed and any discrepancy resulting from such recomputation shall be promptly corrected and the proper party reimbursed, which obligations shall survive the Closing.

6.3 Survival. The provisions of this Article VI shall survive the Closing

ARTICLE VII

DEFAULTS AND REMEDIES

7.1 Seller's Default; Buyer's Sole Remedies. If Seller fails to consummate this Contract for any reason (other than Buyer's default or a termination of this Contract by Seller or Buyer pursuant to a right to do so expressly provided for in this Contract), or if Seller breaches any provision, covenant or representation contained in this Contract (including the breach of a representation or warranty), Buyer may, as Buyer's sole and exclusive remedies either elect to either (i) enforce the specific performance of this Contract or (ii) terminate this Contract by written notice to Seller and receive a refund of the Earnest Money, and under no circumstances may Buyer seek or obtain actual, punitive, speculative, consequential or other damages from Seller.

7.2   **Buyer's Default; Seller's Sole Remedies.** If Buyer fails to consummate this Contract for any reason (other than Seller's default or a termination of this Contract by Seller or Buyer pursuant to a right to do so expressly provided for in this Contract), Seller may, as Seller's sole and exclusive remedy, elect to terminate this Contract and retain the Earnest Money as liquidated damages for breach of this Contract. Seller and Buyer agree that such amount is reasonable as liquidated damages, due to the difficulty and inconvenience of ascertaining and measuring actual damages, and the uncertainty thereof. Such amount is agreed upon by and between Seller and Buyer as liquidated damages, due to the difficulty and inconvenience of ascertaining and measuring actual damages, and the uncertainty thereof.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

8.1   **Brokers.** Neither Buyer nor Seller has dealt with any broker or agent in connection with the negotiation or execution of this Contract other than Stream Realty Partners – Central Texas, L.P. and HFF, representing Seller (collectively, "Seller's Broker"). Seller and Buyer acknowledge that Seller's Broker represents only Seller. Seller and Buyer each represent and warrant to the other that there are no other Acquisition Fees (hereafter defined) in connection with the execution and delivery of this Contract other than those of Seller's Broker, and Seller and Buyer each agree to indemnify the other against and hold such party harmless from all liabilities arising from a breach of the representation and warranty made by such party herein, including without limitation attorneys' fees and related court costs. As used herein "Acquisition Fees" shall mean all fees paid to any person or entity in connection with the selection and purchase of the Property including real estate commissions, selection fees, nonrecurring management and start-up fees, development fees and any other fees of a similar nature. It is agreed that if any claims for Acquisition Fees are ever made against Seller or Buyer in connection with the transactions contemplated by this Contract, all such claims shall be the responsibility of the party whose commitments form the basis of such claims. Such indemnification shall survive Closing and any earlier termination of this Contract. The provisions of this Section 8.1 shall survive the Closing or termination of this Contract, as applicable.

8.2   **Assignment.** Buyer may not assign this Contract or any of Buyer's rights, interests or obligations under this Contract without Seller's prior written consent and then only unless and until Buyer has delivered to Seller an assignment and assumption agreement in form and substance reasonably satisfactory to Seller executed by Buyer and the assignee whereby Buyer has assigned to the assignee, and the assignee has assumed, all of Buyer's rights, interests and obligations in, to and under this Contract. Notwithstanding the foregoing, Buyer may assign this Contract to an entity controlling, controlled by or under common control with Buyer ("control" in such instance meaning the power to direct the management and policies of such entity through the ownership of voting interest in such entity) provided that Buyer gives written notice of such assignment to Seller not later than five (5) days prior to the Closing and Buyer and the assignee execute and deliver to Seller and the Title Company at or before Closing an assignment and assumption agreement in form and substance reasonably satisfactory to Seller whereby the assignee has assumed all of Buyer's rights, interests and obligations in, to and under this Contract.

8.3   Notices. Any notice, request, demand, instruction or other communication to be given to either party hereunder, except those required to be delivered at Closing, shall be in writing, and shall be deemed to be delivered (a) upon receipt, if delivered by hand delivery or by email, (b) upon deposit with a national overnight delivery service, or (c) two (2) Business Days after deposit in registered or certified mail, return receipt requested, addressed as follows Any party may change its address for notices by notice theretofore given in accordance with this Section 8.3 and shall be deemed effective only when actually received by the other party.

If to Seller:	c/o Stream Realty Partners – Central Texas, L.P. 100 NE Loop 410, Suite 1500 San Antonio, Texas 78216 Attention: Ryan Harrison Email: rharrison@streamrealty.com
with copy to:	Munsch Hardt Kopf & Harr, P.C. 500 N. Akard St., Suite 3800 Dallas, Texas 75201 Attention: Caleb D. Trotter Email: ctrotter@munsch.com
If to Buyer:	Hartman XX Limited Partnership 2909 Hillcroft Ave., Suite 420 Houston, TX 77057 Attention: Vekeno Kennedy, Assistant General Counsel Email: vkennedy@hi-reit.com
with copy to:	Hartman XX Limited Partnership 2909 Hillcroft Ave., Suite 420 Houston, TX 77057 Attention: Julian Kwok Email: jkwok@hi-reit.com

8.4   Entire Agreement. This Contract and the Exhibits attached hereto constitute the entire agreement between Seller and Buyer, and there are no other covenants, agreements, promises, terms, provisions, conditions, undertakings or understandings, either oral or written, between them concerning the Property other than those herein set forth.   No subsequent alteration, amendment, change, deletion or addition to this Contract shall be binding upon Seller or Buyer unless in writing and signed by both Seller and Buyer.

8.5   Headings. The headings, captions, numbering system, etc. are inserted only as a matter of convenience and may under no circumstances be considered in interpreting the provisions of this Contract.

CONTRACT OF SALE - Page 14

8.6   Binding Effect. All of the provisions of this Contract are hereby made binding upon the personal representatives, heirs, successors and assigns of both parties hereto. Where required for proper interpretation, words in the singular shall include the plural; the masculine gender shall include the neuter and the feminine, and vice versa. The terms "heirs, executors, administrators and assigns" shall include "successors, legal representatives and assigns".

8.7   Time of Essence. Time is of the essence of this Contract.

8.8   Unenforceable or Inapplicable Provisions. If any provision hereof is for any reason unenforceable or inapplicable, the other provisions hereof will remain in full force and effect in the same manner as if such unenforceable or inapplicable provision had never been contained herein.

8.9   Counterparts. To facilitate execution, this Contract may be executed in as many counterparts as may be convenient or required. It shall not be necessary that the signature of all persons required to bind any party appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single instrument. It shall not be necessary in making proof of this Contract to produce or account for more than a single counterpart containing the respective signatures of, or on behalf of, each of the parties hereto. Any signature page to any counterpart may be detached from such counterpart without impairing the legal effect of the signatures thereon and thereafter attached to another counterpart identical thereto except having attached to it additional signature pages. A facsimile, telecopy or other reproduction of this Contract may be executed by one or more parties hereto and an executed copy of this Contract may be delivered by facsimile, email or pdf and such execution and delivery shall be considered valid, binding and effective for all purposes.

8.10   Applicable Law, Place of Performance. THIS CONTRACT SHALL BE CONSTRUED UNDER AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS. ALL OF THE OBLIGATIONS CONTAINED IN THIS CONTRACT ARE PERFORMABLE IN BEXAR COUNTY, TEXAS.

8.11   Buyer's Review Period; Right to Inspect.

(a)   Prior to the execution of this Contract, Seller has, and hereby represents and warrants that it has, to the extent that such items exist, delivered to Buyer true and complete copies of the following with respect to the Property which to the current actual knowledge of Seller's President are in Seller's possession or control:

(i)   Copies any site plans relating to the Property;

(ii)   Copies of any existing surveys or plats of the Property;

(iii)   Copies of any reports, assessments or other information relating to environmental conditions;

(iv)   Copies of any existing title commitments or title policies and any related title documentation;

(v)   Copies of any notices or correspondence from any governmental authority relating to the Property, including the latest building inspection reports, if any, with respect to the Improvements;

(vi)   Copies of Leases and Contracts and all amendments thereto;

(vii)   Copies of tenant rent invoices for 2014, 2015, and year-to-date;

(viii)   Copies of the most recent tax bills or estimates;

(ix)   Operating statements for 2014, 2015 and year-to-date including operating expenses history and all capital expenditures and, to the extent not covered in the operating statements, 2014, 2015 and year-to-date CAM reconciliations/estimates;

(x)   A list of the capital improvements and significant repairs (i.e., any repair with a cost greater than $30,000.00) made to the Property during the period of Seller's ownership thereof;

(xiv)   A certified rent roll for the Property for the month in which this Agreement is executed, or if not yet available, the most recently available month, in the form customarily prepared for Seller by the current manager of the Property and copies of monthly rent rolls for 2015;

(xv)   Copies of all leasing commission agreements with respect to the Property to which Seller is a party;

(xvi)   An inventory of the personal property, if any, to be conveyed to Buyer at Closing;

(xvii)   Copies of the ad valorem and personal property tax statements covering the Property for the current tax year (if available) and for the previous two (2) years (or the period of Seller's ownership of the Property, if less);

(xviii)   All Governmental licenses and permits issued to Seller with respect to the Property to the extent in Seller's possession, including specifically, without limitation, building permits, certificates of occupancy, and special or conditional use permits in Seller's possession;

(xix)   Plans and specifications for the Improvements, to the extent in Seller's possession, including working CAD files and current as-builts;

(xx)   A schedule of all tenant deposits (security or otherwise), which schedule may be a part of the rent roll;

(xxi)　A schedule of all insurance claims over the past three (3) years that relate to the Property;

(xxii)　A historical occupancy report by year for the last two (2) years;

(xxiii)　An aging report detailing current payment delinquencies of any tenants;

(xxiv)　Billing information for tenant expense reimbursements (common area maintenance, taxes, insurance, etc.) for 2014 and 2015;

(xxv)　A general ledger for 2014, 2015 and year-to-date;

(xxvi)　Copies of all utility accounts which will be transferred to Buyer at Closing;

(xxvii)　A copy of the 2016 operating expense budget;

(xxviii)　Copies of all guaranties and warranties covering the Property;

(xxix)　A description of all threatened and pending litigation that affects the Property.

(xxx)　Copies of any documents regarding any roof, foundation and pest control (including termite) work performed on the Improvements and the bonds and for warranties of said work, if any;

(xxxi)　Copies of all orders of any governmental agencies respecting any claimed violation of any federal, state or local law, ordinance, rule, regulation, requirement or order affecting the Property, including any notices received regarding the Property;

(xxxii)　A list of tenant improvement allowances owed to tenants and expiration dates;

(xxxiii)　All REA and CC&R's that may affect the Property;

(xxxiv)　Zoning Information Report, including all information obtained regarding zoning of the Property, other governmental regulations and all documents relating to the land use permits and entitlements with respect to the Property.

(b)　　Seller shall attempt in good faith to provide to Buyer any information reasonably requested by Buyer concerning the Property; provided, that Seller shall not be required to furnish any information that is not readily available to Seller or that cannot be provided without Seller's incurring expense (other than office overhead) or expending substantial effort.

(c)　　If, during Buyer's Review Period, Buyer determines that for any reason whatsoever Buyer is not satisfied with the information provided by Seller or the Property, for any reason or for no reason, then Buyer may, in its sole and absolute discretion, terminate this

Contract by written notice delivered to Seller prior to the expiration of Buyer's Review Period, in which event the Earnest Money shall be refunded to Buyer, and the parties shall have no further rights or obligations under this Contract except for those which expressly survive termination. Additionally, if Buyer fails to deliver to Seller written notice on or prior to the end of Buyer's Review Period that Buyer wishes to continue this Contract (the "Notice to Proceed"), then this Contract shall automatically terminate at the end of Buyer's Review Period, in which event the Earnest Money shall be refunded to Buyer, and the parties shall have no further rights or obligations under this Contract except for those which expressly survive termination. Except as otherwise provided herein, if Buyer delivers the Notice to Proceed to Seller prior to the end of Buyer's Review Period, Buyer shall be deemed to have waived its right to terminate this Contract pursuant to this Section 8.11. As used herein, the term "Buyer's Review Period" shall mean the period commencing on the Effective Date and ending at 11:59 p.m. San Antonio, Texas time on the date which is twenty-five (25) days after such date.

(d)   Seller makes and shall make no representations or warranties whatsoever regarding the accuracy of any of the information prepared or delivered to Buyer by any third party in connection with this Contract.

(e)   In the event this Contract terminates prior to Closing, Buyer shall return to Seller all documents and information provided to Buyer by Seller.

(f)   Subject to the rights of tenants under the Leases, Buyer and Buyer's employees and agents shall have the right and permission from the Effective Date to enter upon the Property or any part thereof at all reasonable times and from time to time for the purpose, at Buyer's cost and expense, of making all studies or tests, including, but without limitation, soil, drainage, utilities, traffic, mechanical, environmental, engineering and other tests required for the completion of the feasibility study to be conducted by Buyer in order to determine whether or not the Property is economically and otherwise suitable for Buyer's intended use; provided, however, Buyer shall indemnify, defend and hold harmless Seller and the Property from and against any mechanic's liens or other claims of any nature that may be filed or asserted against the Property or Seller by the contractors, subcontractors or materialmen performing such work for Buyer; provided however, the foregoing indemnity does not extend to loss or damage incurred by Seller as a result of the discovery by Buyer or any of its employees, agents or contractors of matters or conditions that existed prior to such inspections or to any loss or damage resulting from the acts of Seller or its agents or employees. Notwithstanding the foregoing, Buyer shall not conduct any geotechnical or "Phase II" environmental tests or studies at the Property without Seller's prior written consent. Such entry by Buyer onto the Property and such tests shall be coordinated first with Seller and Seller's property manager at the Property and conducted at such times and in such manner so as to minimize any interruption of the business of tenants occupying any of the Property under the Leases. In the event that Buyer does not close the purchase of the Property, Buyer shall have the Property restored to its original condition prior to any such tests and/or inspections performed by Buyer.

8.12   Damage to Property: Condemnation. Risk of loss or damage to the Property, or any part thereof, by fire or other casualty from the date hereof up to and including the date of the Closing shall be on Seller. If, after the Effective Date but prior to the Closing, Seller becomes aware that either any portion of the Property is taken pursuant to eminent domain proceedings or condemnation or any of the Improvements are damaged or destroyed by fire or other casualty, then Seller shall promptly deliver, or cause to be delivered, to Buyer, notice of any such eminent domain proceedings or casualty. If, prior to the Closing:

(a)   There is damage to all or any part of the Improvements or Personalty caused by fire or other casualty, and the cost to restore the same is in excess of $500,000.00; or,

(b)   the taking, condemnation or sale in lieu thereof of all of the Land and Improvements or, in Buyer's discretion, so much of the Land and the Improvements as to materially and adversely affect the use of the Land and the Improvements of Buyer or any tenants under the Leases,

then, in any of such events, Buyer, at Buyer's option, may terminate Buyer's obligations under this Contract by written notice given to Seller on or before the Closing in which case the Title Company shall return the Earnest Money to Buyer. If Buyer does not so elect to terminate its obligations under this Contract, then the Closing shall take place as provided herein without abatement of the Purchase Price, and there shall be assigned to Buyer at the Closing all interest of Seller in and to any insurance proceeds or condemnation awards which may be payable to Seller on account of such occurrence, and, with respect to a condemnation, Buyer shall have the right during the pendency of this Contract to assist in the negotiations with the condemning authority in respect of such matters.

8.13   Attorneys' Fees. In the event either Buyer or Seller should bring suit against the other in respect to any matters provided for in this Contract, the prevailing party shall be entitled to recover from the other party reasonable attorneys' fees and costs in connection with such suit.

8.14   Authority. Each person executing this Contract, by his execution hereof, represents and warrants that he is fully authorized to do so, and that no further action or consent on the part of the party for whom he is acting is required to the effectiveness and enforceability of this Contract against such party following such execution.

8.15   Further Assurances. In addition to the acts and deeds recited herein and contemplated to be performed at the Closing, Seller and Buyer agree to perform such other acts, and to execute and/or deliver such other instruments and documents as either Seller or Buyer, or their respective counsel, may reasonably require in order to effect the intents and purposes of this Contract. Further, Seller and Buyer each agree to deliver to the Title Company affidavits and such other assurances as may reasonably be necessary or required to enable the Title Company to issue the Title Policy as contemplated in this Contract.

8.16   Confidentiality. Except hereinafter provided, from and after the execution of this Contract, Buyer and Seller shall keep the terms, conditions and provisions of this Contract and any due diligence materials and inspection reports confidential and neither shall make any public announcements hereof unless the other first approves of same in writing, nor shall either disclose the terms, conditions and provisions hereof, except as otherwise required by law or to persons who "need to know", such as their respective officers, directors, employees, attorneys, accountants, engineers, surveyors, consultants, financiers, partners, investors and bankers, and such other third parties whose assistance is required in connection with the consummation of this transaction. Notwithstanding any of the above, Seller acknowledges that Buyer (or its affiliated company) is a public company and, therefore, its real property transactions, including, but not limited to, acquisitions, dispositions and leasing, are regularly reported publicly and/or on its website and nothing herein shall prohibit Buyer (or its affiliated company) from such disclosures. The provisions of this Paragraph shall survive the Closing and shall be enforceable by Seller and Buyer by actions at law or in equity.

8.17   Rule of Construction. The parties acknowledge that each party has reviewed and revised this Contract, and the parties hereby agree that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Contract or any amendments or exhibits hereto.

8.18   Internal Revenue Code Section 6045. Seller and Buyer hereby acknowledge that the Tax Reform Act of 1986 requires the entity closing the transaction to report the terms of any real estate transaction to the Internal Revenue Service. Seller and Buyer agree that they will request the Title Company to be the closer of the transaction for purposes of Internal Revenue Code Section 6045. Seller hereby agrees to execute and deliver to the Title Company at Closing any certificates or other documentation required by the Title Company in order to comply with these requirements.

8.19   No Recording. Seller and Buyer agree that neither this Contract, a copy of this Contract nor any instrument describing or referring to this Contract shall ever be filed of record in the Office of the County Clerk of the county in which the Property or any portion of the Property is situated, and in the event this Contract, a copy of this Contract or any instrument describing or referring to this Contract is so filed of record prior to the Closing of the transaction contemplated by this Contract by Buyer or Buyer's agents or representatives, Seller, at Seller's option, may terminate this Contract. In addition, Buyer hereby appoints Seller as Buyer's agent and attorney-in-fact with full power and authority to execute and record any and all documents deemed necessary by Seller to release, explain or terminate any such document filed of record by Buyer or Buyer's agents or representatives in the office of the County Clerk of the County in which the Property or any portion of the Property is situated. Such appointment is coupled with an interest.

8.20   Time Periods. Unless otherwise expressly provided, all periods for delivery or review and the like shall be determined on a "calendar" day basis. If any date for performance, approval, delivery or Closing falls on a day which is not a Business Day, the time therefor shall be extended to the next Business Day.

8.21   Expenses. Except as otherwise expressly set forth herein, Seller and Buyer will each pay their respective expenses incident to the preparation and execution of this Contract and the expenses and fees involved in the preparation and delivery of all documents, reports and opinions required to be delivered by or on behalf of each hereunder, whether or not the transactions contemplated are consummated.

8.22   Disabilities Laws and Environmental Laws Compliance. Notwithstanding anything in this Contract to the contrary, Seller shall not have any duty, obligation or liability to Buyer or otherwise, whether before or after the Closing, as a result of or in connection with the failure of Seller or the Property to comply with any Disabilities Laws (hereafter defined) or any Environmental Laws (hereafter defined). Specifically, and without limiting the generality of the foregoing, Seller shall not have any duty, obligation or liability to correct, whether before or after the Closing, any violations of any Disabilities Laws or any Environmental Laws, to reimburse or indemnify Buyer for any expenses incurred by Buyer to correct any violations of any Disabilities Laws or any Environmental Laws or to reimburse or indemnify Buyer for any fines, penalties or interest levied or imposed upon Buyer or the Property by any governmental authority as a result of the failure of Seller, Buyer or the Property to comply with any Disabilities Laws or any Environmental Laws. As used herein, the term "Disabilities Laws" shall mean the Americans with Disabilities Act of 1990, as amended, and related regulations, the Texas Architectural Barriers Act, as amended, and related regulations, and similar laws, ordinances, regulations, statutes, codes, rules, orders, decrees, determinations, covenants and restrictions relating to accessibility of buildings and facilities to disabled persons. As used herein, the term "Environmental Laws" shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and regulations promulgated thereunder, the Texas Solid Waste Disposal Act, as amended, and regulations promulgated thereunder, the Resource Conservation and Recovery Act of 1987, as amended, and regulations promulgated thereunder, and all other environmental laws, ordinances, regulations, statutes, codes, decrees and determinations applicable to Seller, the Property or any part thereof. The provisions of this Section shall survive the Closing.

8.23 As Is. Where Is. EXCEPT AS SPECIFICALLY STATED IN THIS CONTRACT AND IN THE DOCUMENTS DELIVERED BY SELLER AT CLOSING, SELLER HAS NOT MADE AND HEREBY SPECIFICALLY DISCLAIMS ANY WARRANTY, GUARANTY OR REPRESENTATION, ORAL OR WRITTEN, PAST, PRESENT OR FUTURE, OF, AS TO OR CONCERNING (i) THE NATURE AND CONDITION OF THE PROPERTY, INCLUDING BUT NOT BY WAY OF LIMITATION, THE WATER, SOIL AND GEOLOGY, AND THE SUITABILITY THEREOF AND OF THE PROPERTY FOR ANY AND ALL ACTIVITIES AND USES WHICH BUYER MAY ELECT TO CONDUCT THEREON, (ii) THE MANNER, CONSTRUCTION, CONDITION AND STATE OF REPAIR OR LACK OF REPAIR OF ANY OF THE PROPERTY, (iii) EXCEPT FOR ANY WARRANTIES SPECIFICALLY STATED IN THIS CONTRACT OR THE DEED OR ANY OTHER DOCUMENT DELIVERED BY SELLER AT CLOSING, ANY REPRESENTATIONS OR WARRANTIES AS TO MATTERS OF TITLE, THE NATURE AND EXTENT OF ANY RIGHT-OF-WAY, LEASE, POSSESSION, LIEN, ENCUMBRANCE, LICENSE, RESERVATION, CONDITION OR OTHERWISE, (iv) ZONING, TAX CONSEQUENCES, OPERATING HISTORY OR PROJECTIONS, VALUATION, GOVERNMENTAL APPROVALS OR ANY OTHER MATTER OR THING RELATING TO OR AFFECTING THE PROPERTY AND (v) THE COMPLIANCE OF THE PROPERTY OR ITS OPERATION WITH ANY LAWS, RULES, ORDINANCES OR REGULATIONS OF ANY GOVERNMENT OR OTHER BODY. BUYER HEREBY EXPRESSLY ACKNOWLEDGES AND AGREES THAT BUYER HAS OR SHALL HAVE THE RIGHT TO INSPECT AND EXAMINE THE PROPERTY TO THE EXTENT DEEMED NECESSARY BY BUYER IN ORDER TO ENABLE BUYER TO EVALUATE THE PURCHASE OF THE PROPERTY. BUYER AGREES THAT WITH RESPECT TO THE PROPERTY, BUYER HAS NOT RELIED UPON AND WILL NOT

RELY UPON, EITHER DIRECTLY OR INDIRECTLY, ANY REPRESENTATION OR WARRANTY OF SELLER EXCEPT AS SPECIFICALLY STATED IN THIS CONTRACT OR IN THE DEED OR IN ANY OTHER DOCUMENT DELIVERED BY SELLER AT CLOSING. BUYER HEREBY FURTHER ACKNOWLEDGES AND AGREES EXCEPT AS SET FORTH HEREIN, BUYER IS RELYING SOLELY UPON THE INSPECTION, EXAMINATION AND EVALUATION OF THE PROPERTY BY BUYER AND THAT BUYER IS PURCHASING THE PROPERTY ON AN "AS IS," "WHERE IS" AND "WITH ALL FAULTS" BASIS AND BUYER EXPRESSLY ACKNOWLEDGES THAT, IN CONSIDERATION OF THE AGREEMENTS OF SELLER HEREIN, EXCEPT AS OTHERWISE SPECIFIED HEREIN, OR IN THE DEED OR IN ANY OTHER DOCUMENT DELIVERED BY SELLER AT CLOSING, SELLER MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, OR ARISING BY OPERATION OF LAW, INCLUDING, BUT IN NO WAY LIMITED TO ANY WARRANTY OF CONDITION, HABITABILITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE PROPERTY. IT IS FURTHER AGREED THAT EXCEPT AS EXPRESSLY SET FORTH IN THIS CONTRACT, SELLER HAS NOT WARRANTED, AND DOES NOT HEREBY WARRANT, THAT THE PROPERTY OR ANY IMPROVEMENTS LOCATED THEREON NOW OR IN THE FUTURE WILL MEET OR COMPLY WITH THE REQUIREMENTS OF ANY SAFETY CODE OR REGULATION OF THE STATE OF TEXAS, THE CITY WHERE THE PROPERTY IS LOCATED, THE COUNTY WHERE THE PROPERTY IS LOCATED OR ANY OTHER AUTHORITY OR JURISDICTION. IT IS FURTHER AGREED THAT EXCEPT AS EXPRESSLY SET FORTH IN THIS CONTRACT, SELLER DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES REGARDING SOLID WASTE, AS DEFINED IN THE TEXAS SOLID WASTE DISPOSAL ACT AND THE REGULATIONS ADOPTED THEREUNDER OR THE U.S. ENVIRONMENTAL PROTECTION AGENCY REGULATIONS AT 40 C.F.R., PART 261, OR THE DISPOSAL OR EXISTENCE IN, ON OR EMANATING FROM THE PROPERTY, OF ANY HAZARDOUS SUBSTANCE, AS DEFINED BY THE COMPREHENSIVE ENVIRONMENTAL RESPONSE COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED, AND REGULATIONS PROMULGATED THEREUNDER. EXCEPT IN CONNECTION WITH A BREACH OF SELLER'S REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS CONTRACT, AT CLOSING, BUYER WILL ASSUME ALL RISKS AND LIABILITY (AND AGREES THAT SELLER SHALL NOT BE LIABLE TO BUYER FOR ANY SPECIAL, DIRECT, INDIRECT, CONSEQUENTIAL OR OTHER DAMAGES) RESULTING OR ARISING FROM OR RELATING TO THE OWNERSHIP, USE, CONDITION, LOCATION, MAINTENANCE, REPAIR OR OPERATION OF THE PROPERTY. EXCEPT IN CONNECTION WITH A BREACH OF SELLER'S REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS CONTRACT, UPON CLOSING, HEREBY ACKNOWLEDGES AND AGREES TO WAIVE, RELINQUISH AND RELEASE SELLER FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, CAUSES OF ACTION, LOSS, DAMAGE, LIABILITIES, COSTS AND EXPENSES (INCLUDING ATTORNEYS' FEES AND COURT COSTS) OF ANY AND EVERY KIND OR CHARACTER, KNOWN OR UNKNOWN, FIXED OR CONTINGENT, WHICH BUYER MIGHT HAVE ASSERTED OR ALLEGED AGAINST SELLER AT ANY TIME AND FROM TIME TO TIME BY REASON OF OR ARISING OUT OF THE VIOLATION OF

ANY APPLICABLE LAWS (INCLUDING ANY "APPLICABLE ENVIRONMENTAL LAWS" AS HEREAFTER DEFINED) AND ANY AND ALL MATTERS ARISING OUT OF ANY ACT, OMISSION, EVENT OR CIRCUMSTANCES, REGARDLESS OF WHETHER THE ACT, OMISSION, EVENT OR CIRCUMSTANCE CONSTITUTED A VIOLATION OF ANY SUCH APPLICABLE LAWS AT THE TIME OF ITS EXISTENCE OR OCCURRENCE. THE TERM "APPLICABLE ENVIRONMENTAL LAWS" INCLUDES, WITHOUT LIMITATION, THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, THE SUPERFUND AMENDMENTS AND REAUTHORIZATION ACT OF 1986, THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976, THE TEXAS WATER CODE, THE TEXAS SOLID WASTE DISPOSAL ACT AND ALL OTHER LAWS RELATING TO HEALTH OR THE ENVIRONMENT. THE PROVISIONS OF THIS SECTION 8.23 SHALL SURVIVE THE CLOSING.

8.24   Toxics Disposal and Acceptance. Buyer acknowledges that prior to the Closing, Buyer will have the right to conduct appropriate environmental and soils tests with respect to the Property and will rely upon any such tests in electing whether or not to purchase the Property. Except in connection with a breach of Seller's representations and warranties set forth in this Contract, Buyer hereby releases Seller now and forever from any and all causes of action, claims, demands or liabilities, whether direct or indirect, relating to, or arising from the existence of Hazardous Materials of any kind on the Property, arising from any use of the Property or arising from the violation of any Applicable Environmental Laws with respect to the Property. IN ADDITION, BUYER HEREBY AGREES TO INDEMNIFY SELLER AND HOLD AND DEFEND SELLER HARMLESS FROM AND AGAINST ANY AND ALL CAUSES OF ACTION, COSTS, EXPENSES, DAMAGES, LIABILITIES OR LOSSES SUFFERED OR INCURRED BY SELLER AS A RESULT OF THE USE, SPILL, DISPOSAL, MANUFACTURE, STORAGE OR RELEASE OF ANY HAZARDOUS MATERIALS BY BUYER OR BY ANY OF BUYER'S AGENTS, CONTRACTORS, EMPLOYEES, INVITEES, TENANTS, SUCCESSORS OR ASSIGNS ON OR ABOUT THE PROPERTY. THE FOREGOING INDEMNIFICATION SHALL INCLUDE, WITHOUT LIMITATION, (I) ATTORNEYS' FEES AND COURT COSTS INCURRED BY SELLER IN CONNECTION WITH ANY OF THE FOREGOING AND (II) ANY COSTS OR EXPENSES ASSESSED AGAINST OR INCURRED BY SELLER AS A RESULT OF ANY REMOVAL OR REMEDIAL OBLIGATIONS IMPOSED WITH RESPECT TO THE PROPERTY UNDER ANY APPLICABLE ENVIRONMENTAL LAWS. The provisions of this Section 8.24 shall survive the Closing or the termination of this Contract, as applicable.

8.25   Survival of Indemnification Provisions.   The indemnification provisions contained in this Contract shall survive the Closing or any termination of this Contract by Seller or Buyer pursuant to the terms hereof.

8.26   DTPA APPLICABILITY AND WAIVER OF CONSUMER RIGHTS. BUYER HEREBY WAIVES THE APPLICABILITY, PROTECTION AND PROVISIONS OF, AND BUYER'S RIGHTS UNDER, THE DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, SECTION 17.41 ET SEQ. OF THE TEXAS BUSINESS AND COMMERCE CODE ("DTPA"), OTHER THAN SECTION 17.555 OF

THE DTPA. BUYER RECOGNIZES THAT THE DTPA IS A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS. AFTER CONSULTATION WITH AN ATTORNEY OF BUYER'S OWN SELECTION, BUYER VOLUNTARILY CONSENTS AND AGREES TO THIS WAIVER. Buyer hereby represents and warrants to Seller that (a) Buyer is not in a significantly disparate bargaining position in connection with the transactions contemplated by this Contract, (b) Buyer is represented by legal counsel in connection with the transactions evidenced by this Contract and the negotiation of this Contract, (c) such legal counsel for Buyer was not directly or indirectly identified, suggested or selected by Seller or an agent of Seller, (d) the transactions described in this Contract do not involve Buyer's residence or include the purchase or lease of a family residence occupied or to be occupied as Buyer's residence and (e) this Contract relates to a transaction, a project or a set of transactions related to the same project involving total consideration by Buyer of more than $100,000.00.

8.27   Agreements Affecting Property. Beginning on the Effective Date and for so long as this Contract is in effect and through Closing, Seller shall not enter into contracts, leases and other agreements (including, without limitation, modifications and amendments to any existing contracts, leases and other agreements) without Buyer's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Buyer shall provide notice to Seller of its decision to either approve or disapprove of the contract, lease or other agreement in question within three (3) business days following Seller's request for the same, failing which, Buyer shall be deemed to have granted its approval. In the event that Buyer timely disapproves of the contract, lease or other agreement in question, Buyer will be deemed, as of the date of Buyer's notice, to have waived the remainder of Buyer's Review Period, if any. Notwithstanding the foregoing, Seller may enter into or modify those contracts in the ordinary course of business related to the operation, use, management, maintenance and/or repair of the Property or any part thereof so long as the same will not be binding on Buyer after the Closing (the "Permitted Contracts"); provided, however, Seller shall deliver copies of such proposed Permitted Contracts to Buyer prior to Seller's execution of same.

ARTICLE IX

SURVIVAL

9.1   Survival. If at any time prior to Closing Seller learns or becomes aware that any of Seller's representations and warranties set forth in this Contract are untrue in any material respect, or at any time at or before Closing there is any material change with respect to the matters represented and warranted by Seller pursuant to this Contract, then Seller shall give Buyer prompt written notice thereof (the "Notice"). If any of the representations or warranties of Seller set forth in this Contract are determined by Buyer at any time on or before the Closing Date to be untrue in any material respect, whether after delivery of the Notice or otherwise, then Buyer, as its sole and exclusive remedies, may (i) terminate this Contract by providing written notice of such termination to Seller, in which event the Earnest Money shall be returned to Buyer, or (ii) proceed to Closing, in which event Buyer shall be deemed to have waived such untrue representation or warranty. Except as provided above in this Section 9.1, all warranties and representations contained in this Contract shall survive the execution and delivery of this Contract and shall survive the Closing for a period of six (6) months after Closing. Nothing herein contained shall be construed to limit, or expand, the survival period of warranty of title in the Special Warranty Deed.

9.2 <u>Limitation of Liability for Breach of Representations and Warranties</u>. No claim for a breach of any representation or warranty of Seller shall be actionable or payable (a) if the breach in question results from or is based on a condition, state of facts or other matter which was known to Buyer prior to Closing, (b) unless the valid claim for any single claimed breach is more than Twenty-Five Thousand and No/100 Dollars ($25,000.00), and the valid claims for all such breaches collectively aggregate more than Fifty Thousand and No/100 Dollars ($50,000.00), and (c) unless a Breach Notice shall have been given by Buyer to Seller within six (6) months after the Closing and a lawsuit claiming such breach and asserting a claim for damages shall have been filed by Buyer against Seller in a court of competent jurisdiction within two (2) years and one (1) day after Closing. Buyer agrees to first seek recovery under any insurance policies, service contracts and Leases prior to seeking recovery from Seller, and Seller shall not be liable to Buyer if Buyer's claim is satisfied from such insurance policies, service contracts or Leases. In no event shall Seller's aggregate liability to Buyer for breach of any representation or warranty of Seller in this Contract exceed the total aggregate amount of Five Hundred Thousand and No/100 Dollars ($500,000.00). The provisions of this <u>Section 9.2</u> shall survive Closing or any termination of this Contract.

ARTICLE X

SELLER'S COVENANTS

10.1 <u>Seller's Covenants</u>. Seller hereby covenants and agrees with Buyer that after the Effective Date and prior to Closing (or any earlier termination of this Contract pursuant to its terms):

10.1.1 Seller will continue to repair, maintain and operate the Property substantially in accordance with its past practices and in accordance with applicable laws.

10.1.2 Seller will not remove or authorize the removal of any Personalty or fixtures forming part of the Property unless the same is replaced, prior to Closing, with similar items of at least equal suitability, quality and value, free and clear of any liens or security interests, and Seller shall not make any material alterations to any portion of the Property.

10.1.3 Promptly upon Seller's receipt of any notice of the institution of, or plans for the institution of, proceedings for the condemnation of the Property, or any portion thereof, Seller will notify Buyer thereof. Promptly upon Seller's receipt of any notice of damage to the Property, or any portion thereof, by reason of fire or other casualty, Seller will notify Buyer thereof.

10.1.4 From and after the Effective Date until the Closing, Seller will maintain in full force and effect all-risk or casualty insurance coverage insurance upon the Property and commercial general liability insurance with respect to damage or injury to persons or property occurring on the Property in such amounts as is maintained by Seller on the Effective Date.

10.1.5 Seller will advise Buyer promptly of any litigation, arbitration, condemnation or administrative hearing concerning or affecting the Property of which Seller has received actual knowledge or written notice.

10.1.6 Seller will not seek any zoning changes or take any action which encumbers Seller's title to the Property without Buyer's prior written consent, which consent may be granted or withheld in Buyer's sole discretion.

10.1.7 Seller will not, without the prior written consent of Buyer, (i) create, place or permit to be created or placed, or through any act or failure to act, acquiesce in the placing of, any deed of trust, mortgage, voluntary or involuntary lien, whether statutory, constitutional or contractual (except for the lien for ad valorem taxes on the Property which are not delinquent), encumbrance or charge, or conditional sale or other title retention document, against or covering the Property, or any part thereof, other than the Permitted Exceptions, (ii) impose any restrictive covenants or encumbrances on the Property or execute or file any subdivision plat affecting the Property or (iii) sell, exchange, assign, transfer, convey or otherwise dispose of all or any part of the Property or any interest therein, including execution of any lease, license or occupancy agreement, or permit any of the foregoing during the term of this Contract.

10.1.8 Seller will not enter into any contracts which will extend beyond the Closing Date or be an obligation of Buyer after Closing without the express prior written consent of Buyer, which shall not be unreasonably withheld or delayed.

Signature Pages to Follow.

Executed as of the date(s) set forth below.

SELLER:

VILLAGE POINTE INVESTORS, L.P.,
a Texas limited partnership

By: Stream Acquisition LXIX, L.L.C., a Texas
limited liability company, its general partner

October 14, 2016

Date Signed by Seller

By: _Allan W. Young_

Name: Allan Young

Title: Vice President

BUYER:

HARTMAN XX LIMITED PARTNERSHIP,
a Texas limited partnership

By: Hartman REIT GP LLC, a Texas limited
liability company, its general partner

October 14th 2016

Date Signed by Buyer

By: _____

Name: _Allen R. Hartman_

Title: _Manager_

RECEIPT OF TITLE COMPANY

On this ____ day of _____, 2016, the undersigned title company acknowledges receipt of a fully executed copy of this Contract, the Earnest Money (which includes the Independent Consideration) deposited by Buyer in accordance with this Contract and agrees to hold and disburse such Earnest Money and Independent Consideration in accordance with the provisions of this Contract.

INDEPENDENCE TITLE COMPANY

By: _____
Printed Name: _____
Title: _____

EXHIBIT A

LAND

EXHIBIT B

SPECIAL WARRANTY DEED

NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OR ALL OF THE FOLLOWING INFORMATION FROM AN INSTRUMENT WHICH CONVEYS AND INTEREST IN REAL PROPERTY BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER OR YOUR DRIVERS LICENSE NUMBER

THE STATE OF TEXAS   §
                         §   KNOW ALL MEN BY THESE PRESENTS:
COUNTY OF BEXAR   §

VILLAGE POINTE INVESTORS, L.P., a Texas limited partnership ("Grantor"), for and in consideration of the sum of Ten Dollars ($10.00) cash and other good and valuable consideration paid by _____ ("Grantee"), whose mailing address is _____, the receipt of which is hereby acknowledged, HAS GRANTED, BARGAINED, SOLD and CONVEYED, and by these presents DOES GRANT, BARGAIN, SELL and CONVEY unto Grantee all that certain land situated in Bexar County, Texas, and described on Exhibit A, which is attached hereto and incorporated herein by reference for all purposes, and all oil, gas minerals, water and water rights pertaining thereto (the "Land"), together with all improvements located thereon and all and singular the rights, titles and interests of Grantor, if any, in and to all rights and appurtenances pertaining to the Land, including but not limited to all streets, roads, alleys, easements, rights of way, rights of ingress and egress, vehicle parking rights and public places, existing and proposed, abutting adjacent, used in connection with or pertaining to the Land; any strips or gores of real property between the Land and abutting or adjacent properties; and all appurtenances and all reversions and remainders in or to the Land (provided that if Seller or an affiliate of Seller owns property across from the Land and abutting any such adjacent roads, alleys, easements, streets and rights-of-way, and strips and gores, then such right, title and interest therein shall extend only to the midpoint of any such adjacent roads, alleys, easements, streets, rights-of-way and strips and gores) (collectively, the "Property"), subject however, to the encumbrances described in Exhibit B attached hereto and made a part hereof (hereinafter called the "Permitted Encumbrances").

TO HAVE AND TO HOLD the Property unto Grantee, and Grantee's successors and assigns forever, and Grantor does hereby bind Grantor, and Grantor's successors to WARRANT and FOREVER DEFEND, all and singular the Property unto Grantee and Grantee's successors and assigns against every person whomsoever lawfully claiming or to claim the same or any part thereof, by, through or under Grantor, but not otherwise, subject, however, to the Permitted Encumbrances.

Current ad valorem taxes for the year 2016 on the Property having been prorated, Grantee hereby assumes the payment thereof.

EXECUTED this _____ day of _____, 2016.

VILLAGE POINTE INVESTORS, L.P.,
a Texas limited partnership

By: Stream Acquisition LXIX, L.L.C., a Texas
limited liability company, its general partner

By:_____
Name: Allan Young
Title: Vice President

AGREED AND ACCEPTED:

HARTMAN XX LIMITED PARTNERSHIP,
a Texas limited partnership

By: Hartman REIT GP LLC, a Texas limited
liability company, its general partner

By: _____
Name: _____
Title: _____

THE STATE OF TEXAS   §
                                       §
COUNTY OF BEXAR   §

     This instrument was acknowledged before me on _____, 2016, by Allan Young, Vice President of Stream Realty Acquisition LXIX, L.L.C., general partner of Village Pointe Investors, L.P., a Texas limited partnership, in said capacity and on behalf of said limited liability company and limited partnership.

_____
Notary Public, State of Texas

My Commission Expires: Printed Name of Notary Public:

_____   _____

EXHIBIT A
TO
SPECIAL WARRANTY DEED

<u>PROPERTY</u>

EXHIBIT B
TO
SPECIAL WARRANTY DEED

PERMITTED EXCEPTIONS

EXHIBIT C

FORM OF BILL OF SALE

This Bill of Sale ("Bill of Sale") is executed and delivered as of _____, 2016, pursuant to that certain Contract of Sale dated as of _____, 2016 (the "Contract"), by and between VILLAGE POINTE INVESTORS, L.P., a Texas limited partnership ("Seller"), as seller, and _____, a _____ ("Buyer"), as purchaser, covering the real property described in Exhibit A attached hereto ("Real Property") and the buildings and improvements located thereon ("Improvements," and collectively with the Real Property, the "Property").

For good and valuable consideration paid to Seller by Buyer, Seller does hereby sell, assign and transfer unto Buyer all of Seller's right, title and interest in and to all of the following:

All mechanical systems, fixtures and equipment (including but not limited to compressors and engines; electrical systems, fixtures and equipment; plumbing fixtures, systems and equipment; heating fixtures, systems and equipment; air conditioning fixtures, systems and equipment); and all other machinery, equipment, fixtures and personal property of every kind and character owned by Seller and located in or on or used in connection with the Property or the operations thereon (the "Personalty"), and all intangible personal property related to the Property, including, without limitation: the plans and specifications and other architectural and engineering drawings for the Improvements, warranties; governmental permits, approvals and licenses, if any (the "Intangible Personal Property").

Assignor represents, warrants and agrees that the Personalty and the Intangible Personal Property are free and clear of all liens, chattel mortgages, security interests or other encumbrances.

ASSIGNOR DISCLAIMS ANY WARRANTY OF MERCHANTABILITY WITH RESPECT TO THE PERSONALTY, AND ASSIGNOR DISCLAIMS ANY WARRANTY OF FITNESS OF THE PERSONALTY FOR ANY PARTICULAR PURPOSES WHATSOEVER. EXCEPT AS SPECIFICALLY STATED IN THE CONTRACT, THERE ARE NO WARRANTIES WHICH EXTEND BEYOND THE DESCRIPTION ON THE FACE HEREOF. EXCEPT AS OTHERWISE PROVIDED HEREIN OR IN THE CONTRACT, THE PERSONALTY IS TRANSFERRED AND ASSIGNED TO ASSIGNEE "AS IS" AND "WHERE IS" WITHOUT ANY WARRANTY, EITHER EXPRESS OR IMPLIED.

IN WITNESS WHEREOF, Seller and Buyer have executed this Bill of Sale effective as of the day and year first above written.

SELLER:

VILLAGE POINTE INVESTORS, L.P.,
a Texas limited partnership

By: Stream Acquisition LXIX, L.L.C., a Texas limited liability company, its general partner

       By:_____
       Name: Allan Young
       Title: Vice President

BUYER:

HARTMAN XX LIMITED PARTNERSHIP,
a Texas limited partnership

By: Hartman REIT GP LLC, a Texas limited liability company, its general partner

By: _____
Name: _____
Title: _____

EXHIBIT A
TO
BILL OF SALE

LEGAL DESCRIPTION

EXHIBIT D

FORM OF ASSIGNMENT AND ASSUMPTION OF LEASES

For valuable consideration, the receipt and sufficiency of which is hereby acknowledged, VILLAGE POINTE INVESTORS, L.P., a Texas limited partnership (the "Assignor"), hereby sells, transfers, conveys, assigns and sets over to _____, a _____ ("Assignee"), and Assignee hereby assumes and accepts the assignment and conveyance of, all of Assignor's right, title and interest in and to and obligations under the leases and the security deposits held by Assignor relating to the property located at 15655 – 15689 San Pedro Avenue, San Antonio, Texas 78232, and more particularly described on Exhibit A attached hereto. The leases and security deposits are listed on Exhibit B attached hereto. TO HAVE AND TO HOLD all and singular such leases and security deposits unto Assignee, its successors and assigns, and Assignor does hereby bind itself, its successors and assigns, to WARRANT AND FOREVER DEFEND all and singular such leases and security deposits unto Assignee, its successors and assigns, against every person whomsoever lawfully claiming or attempting to claim same, or any part thereof, by, through or under Assignor, but not otherwise.

Assignee hereby agrees to indemnify Assignor against and hold Assignor harmless from any and all cost, liability, loss, damage or expense, including, without limitation, reasonable attorneys' fees, originating or relating to the period on or after the date hereof and arising out of the Assignee's obligations under such leases.

Assignor hereby agrees to indemnify Assignee against and hold Assignee harmless from any and all cost, liability, loss, damage or expense, including, without limitation, reasonable attorneys' fees, originating or relating to the period prior to the date hereof and arising out of the Assignor's obligations under such leases.

If any litigation between Assignor and Assignee arises out of the obligations of the parties under this Assignment or concerning the meaning or interpretation of any provision contained herein, the losing party shall pay the prevailing party's costs and expenses of such litigation, including, without limitation, reasonable attorneys' fees.

This Agreement may be executed and delivered in any number of counterparts, each of which so executed and delivered shall be deemed to be an original and all of which shall constitute one and the same instrument.

[SIGNATURES ARE ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment and Assumption of Leases effective as of the day and year first above written.

ASSIGNOR:

VILLAGE POINTE INVESTORS, L.P.,
a Texas limited partnership

By: Stream Acquisition LXIX, L.L.C., a Texas limited liability company, its general partner

By:_____

Name: Allan Young

Title: Vice President

ASSIGNEE:

_____,   a

_____

By: _____

Name: _____

Title: _____

EXHIBIT A
TO
ASSIGNMENT AND ASSUMPTION OF LEASES

LEGAL DESCRIPTION

EXHIBIT B
TO
ASSIGNMENT AND ASSUMPTION OF LEASES

LEASES AND SECURITY DEPOSITS

EXHIBIT E

LEASES

EXHIBIT F

FORM OF ESTOPPEL LETTER

_____, 2016

_____, a _____ ("**Tenant**"), is the tenant of space (the "**Premises**") under that certain _____ dated _____ _[, as amended by that certain _____ dated _____] ([as amended,]_ the "**Lease**") made with Village Pointe Investors, L.P., a Texas limited partnership or its predecessor-in-interest (in either case, "**Landlord**"), covering the Premises in Landlord's building (the "**Building**") located at _____ San Pedro Avenue, San Antonio, Texas 78232. _____ or assigns ("**Buyer**") is purchasing the Building. _____ ("**Lender**") is financing the purchase.

Tenant hereby certifies to Landlord, Buyer, Lender and their respective successors and assigns as follows:

1. Attached hereto as Exhibit A is a true, correct and complete copy of the Lease, together with all amendments thereto.

2. The Lease is in full force and effect and has not been modified, supplemented or amended in any way except as set forth in Exhibit A.

3. The Lease represents the entire agreement between the parties as to leasing of the Premises, and there are no other agreements, written or oral, which affect the occupancy of the Premises by Tenant.

4. The interest of Tenant in the Lease has not been assigned, subleased, encumbered   or   pledged   as   security   except   as   follows: _____.

5. The Premises are comprised of approximately _____ square feet of rentable area located on the _____ floor of the building.

6. The commencement date of the term of the Lease was _____.

7. The expiration date of the term of the Lease is _____, including any presently exercised option or renewal term, and Tenant has no right to renew, extend or cancel the Lease or to lease additional space in the Building, except as expressly set forth in the Lease.

8. Monthly base rent currently payable under the Lease is $_____, and such rent has been paid through _____. The Lease requires Tenant to pay its pro rata share of real estate taxes, utilities and operating expenses for the Premises. Tenant's pro rata share is ____%. Tenant is obligated to pay all other sums and

additional rent as stated in the Lease, and Tenant's payment of such amounts are current.

9.   All insurance required of Tenant under the Lease has been provided by Tenant, and all premiums due thereunder have been paid.

10.   Tenant has no option or right of first refusal to purchase all or any part of the Premises (or the land or Building of which the Premises are a part), and has no right or interest with respect to the Premises or the Building other than as Tenant under the Lease. Tenant has no option or right of first refusal to rent additional space in the Building except as set forth in section _____ of the Lease.

11.   All conditions of the Lease to be performed by Landlord and necessary to the enforceability of the Lease have been satisfied. On this date there are no existing defenses, offsets, claims or credits which Tenant has against the enforcement of the Lease. Each and every term, condition, covenant and agreement, including without limitation, the agreement to pay rent are binding on Tenant.

12.   The Premises have been delivered to Tenant in accordance with the terms of the Lease. Any contributions required by the Lease to be paid by Landlord to date for improvements to the Premises have been paid in full except as follows: _____.
Any improvements or work required under the Lease to be made by Landlord to date have been completed to the satisfaction of Tenant except as follows: _____. Charges for all labor and materials used or furnished in connection with improvements and/or alterations made for the account of Tenant in the Building have been paid in full. Tenant has accepted the Premises, subject to no conditions other than those set forth in the Lease. Tenant has entered into occupancy of the Premises.

13.   Tenant has made no agreement with Landlord or any agent, representative or employee of Landlord concerning free rent, partial rent, rebate of rental payments or any other similar rent concession except as expressly set forth in section _____ of the Lease. No rents have been prepaid more than one month in advance, and all rents, have commenced to accrue;

14.   To Tenant's actual knowledge, there are no defaults by Tenant or Landlord under the Lease, and no event has occurred or condition exists that would with the passage of time notice, or both, constitute a default under the Lease. As of the date hereof, there are no existing defenses, offsets, claims or credits which Tenant has against the enforcement of the Lease.

15.   Tenant has paid to Landlord a security deposit in the amount of $_____ in the form of _____ [cash/letter of credit];

16.   Tenant has all governmental permits, licenses and consents required for the activities and operations being conducted or to be conducted by it in or around the Building.

17.   As of the date hereof, there are no actions, whether voluntary or otherwise,

pending against Tenant or any guarantor of the Lease under the bankruptcy or insolvency laws of the United States or any state thereof.

Tenant acknowledges that this Estoppel Certificate is being given in order (i) to induce Buyer to acquire and Lender to finance acquisition of the Building and (ii) to induce Buyer to assume the obligations of Landlord under the Lease from and after such acquisition. Landlord, Buyer and Lender are entitled to rely upon this Estoppel Certificate.

TENANT:

_____,
a _____

By: _____
Name: _____
Title: _____

EXHIBIT G

FORM OF TENANT NOTICE LETTER

SELLER'S ADDRESS

Date

Re: Notice of Sale of Building located at _____ San Pedro Avenue, San Antonio, Texas 78232

Tenant Name and Address:

Ladies and Gentlemen:

This notice is delivered to advise you that as of the date hereof the above-referenced property was sold and conveyed by Village Pointe Investors, L.P., a Texas limited partnership, to _____ ("Buyer") and that, in connection with the sale, your lease and the security deposit thereunder, if any, were assigned to Buyer. Accordingly, you are hereby authorized and directed to make all future payments under the lease to Buyer and to address any and all notices and other communications to the landlord under or in connection with your lease and other communications to the landlord under or in connection to Buyer at the following address:

_____

_____

_____

Your security deposit in the amount of $_____ has been transferred to Buyer and as such Buyer shall be responsible for holding the same in accordance with the terms of your lease.

Sincerely,

VILLAGE POINTE INVESTORS, L.P., a Texas limited partnership

By: Stream Acquisition LXIX, L.L.C., a Texas limited liability company, its general partner

By:_____
Name: Allan Young
Title: Vice President